(As filed with the Securities and Exchange Commission on February 14, 2002)

                                                                File No. 70-9909
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 2)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PROGRESS ENERGY, INC.
                         CAROLINA POWER & LIGHT COMPANY
                     NORTH CAROLINA NATURAL GAS CORPORATION
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                            FLORIDA POWER CORPORATION
                               One Progress Plaza
                          St. Petersburg, Florida 33701

           (Names of companies filing this statement and addresses of principal executive offices)
              _____________________________________________________

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)
             _______________________________________________________

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
            ________________________________________________________

           The Commission is requested to mail copies of all orders,
                      notices and other communications to:

   Steven Carr, Associate General Counsel      William T. Baker, Jr., Esq
   Progress Energy Service Company, LLC        Thelen Reid & Priest LLP
   410 South Wilmington Street                 40 W. 57th Street, 25th Floor
   Raleigh, North Carolina  27602              New York, New York  10019

     Post-Effective Amendment No. 1 in this proceeding, which was filed on January 11, 2002, is hereby amended as follows:

     1. The third paragraph of Item 1.1 is amended and restated to read as follows:

     "Among the other specific approvals granted under the Current Financing Orders, the Commission has authorized Progress Energy: (1) to issue and sell from time to time common stock, preferred stock or other forms of preferred securities and unsecured long-term debentures ("Debentures") having maturities of up to 50 years (collectively, "Long-term Securities") in an aggregate amount at any time outstanding not to exceed $5.0 billion; (2) to issue and sell from time to time commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion, provided that the aggregate principal amount of all indebtedness of Progress Energy (or of any financing subsidiary of Progress Energy) at any time outstanding (i.e., all Debentures, Short-term Debt and approximately $3.5 billion of indebtedness incurred by Progress Energy in order to finance, in part, its acquisition in November 2000 of all of the issued and outstanding common stock of Florida Progress) may not at any time exceed $6 billion (the "Progress Energy Debt Limit"); and (3) to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Guarantees") during the Authorization Period with respect to the obligations of any of its subsidiary companies in an aggregate principal amount not to exceed $750 million outstanding at any one time, subject, however, to the limitations of Rule 53 and/or Rule 58, as applicable."

     2. Item 1.3(c) is amended and restated in its entirety to read as follows:

     "(c) Increase in Guarantee Authority. In the ordinary course of the business of its subsidiaries, Progress Energy is called upon to provide Guarantees for a variety of financial and non-financial (i.e., contractual) obligations of its subsidiaries. In particular, the ability to provide Guarantees, when needed, enables Progress Energy's non-utility subsidiaries to obtain credit that they could not otherwise obtain on a stand-alone basis and/or to obtain such credit at a lower effective cost. Also, by providing Guarantees, Progress Energy can often minimize the amount of permanent capital it would otherwise have to invest in its subsidiaries. As its non-utility operations (particularly investments in "exempt wholesale generators") continue to expand, Progress Energy projects the need to provide Guarantees in an aggregate principal or face amount of up to $2.0 billion at any time outstanding.

     Progress Energy has a goal to achieve earnings from its non-utility operations equivalent to 40 - 50 percent of consolidated net income by 2005. In November 2001, Progress Ventures, Inc. ("Progress Ventures"), a wholly-owned non-utility subsidiary of Progress Energy, announced the purchase, through two "exempt wholesale generators," of approximately1,000 MW of generating assets from LG&E Energy Corp., a subsidiary of PowerGen plc. In addition to purchasing generating assets, Progress Ventures plans to build additional generating plants, as part of its plan to expand its portfolio to as much as 6,000 MW by 2005. The non-utility generation expansion activity of Progress Ventures is the primary reason for the request to increase the guarantee limit.

     In many cases, the types of Guarantees that Progress Energy will be called upon by its subsidiaries to provide will be temporary in nature; that is, such Guarantees will not typically be used as permanent funding arrangements. Also, in the typical case, Progress Energy's actual exposure under Guarantees of non-financial obligations of its subsidiaries (e.g., obligations under contracts to purchase equipment or fuel) will be significantly less than the face or nominal amount thereof. For these reasons, there is low likelihood that Progress Energy would ever be called upon to pay any significant amounts under Guarantees, either individually or in the aggregate. Progress Energy's ability at any point in time to guarantee debt securities issued by any subsidiary company is also limited by its commitment to maintain common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period. Accordingly, Progress Energy does not believe that the requested increase in Guarantee authority will expose it or its subsidiaries to improper risks.

     Finally, the level of Guarantee authority that Progress Energy is requesting in this proceeding is consistent with the levels of guarantee authority that the Commission has granted other registered holding companies."(1)

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                                       PROGRESS ENERGY, INC.
                                       CAROLINA POWER & LIGHT COMPANY
                                       NORTH CAROLINA NATURAL GAS CORPORATION
                                       FLORIDA POWER CORPORATION


                                       By: /s/  Thomas R. Sullivan
                                                ------------------
                                       Name:    Thomas R. Sullivan
                                       Title:   Treasurer

Date:  February 14, 2002


(1) For example, Alliant Energy Corporation, which is roughly one-third the size of Progress Energy in terms of total assets, currently has authority to provide guarantees and credit support on behalf of its subsidiaries in an amount up to $3.0 billion at any one time outstanding. See Alliant Energy Corporation, Holding Co. Act Release No. 27448 (Oct. 3, 2001). Cinergy Corp., which is a little more than half the size of Progress Energy (based on total assets), has authority to issue up to $2.0 billion of guarantees. See Cinergy Corp., et al., Holding Co. Act Release No. 27190 (June 23, 2000). NiSource Inc. and Xcel Corp, which are comparable in size to Progress Energy in terms of total assets, have authority to issue guarantees in amounts at any one time outstanding not to exceed $5.0 billion and $2.5 billion, respectively. See NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000) and New Century Energies, Inc., Holding Co. Act Release No. 27218 (Aug. 22, 2000) .